OMB APPROVAL
UNITED STATES	OMB Number: 3235-0056
SECURITIES AND EXCHANGE COMMISSION	Expires: October 31, 2011
Washington, D.C. 20549	Estimated average burden
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FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

YaSheng Group
(Exact name of registrant as specified in its charter)

California	33-0788293
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

805 Veterans Blvd., Suite 228, Redwood City, California	94063
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $1.00 par value	OTCQB presently

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:     000-27557   (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 par value
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.   Description of Registrant's Securities to be Registered.

The common stock of Registrant is currently being traded on the OTCQB market.  Article IV of our Articles of Incorporation provides:

IV. AUTHORIZED CAPITAL. This corporation is authorized to issue only one class of shares, which may be designated "common" shares, par value $1.00 per share.  The total authorized number of shares which may be issued is Eight Hundred Million (800,000,000).We presently have 155, 097, 355 shares of common stock issued and outstanding.

(a)  Capital stock:

(1)
(i)           Our common stock is entitled to receive dividends if declared by our board of directors and if the Chinese government would permit the transfer of funds from China to the United States for the payment of dividends.    There is no preference for dividends among holders of our single class of common stock and they are not cumulative (i.e., non-cumulative).  As was stated in our annual report 10-K for the year 2010:

Substantially all of our revenues are earned by our People’s Republic of China subsidiaries. However, People’s Republic of China regulations restricts the ability of our People’s Republic of China subsidiaries to make dividends and other payments to their offshore parent company. People’s Republic of China legal restrictions permit payments of dividend by our People’s Republic of China subsidiaries only out of their accumulated after-tax profits, if any, determined in accordance with People’s Republic of China accounting standards and regulations. People’s Republic of China laws and regulations allow each of our subsidiaries to allocate at least 10% of our annual after-tax profits determined in accordance with People’s Republic of China GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of our registered capital. Payment to the statutory general reserve fund is at our discretion. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends.

Any limitations on the ability of our People’s Republic of China subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

(ii)           We do not have more than one class of common stock and we do not have any outstanding warrants.

(iii)           Our common stock does not have any sinking fund provisions.

(iv)           Our common stock does not have any redemption provisions and the common stock is not convertible into any other form of equity or debt.

(v)           Our common stock shareholders have voting rights and unless otherwise restricted by law, these voting rights are as set forth below:

A shareholder shall be entitled to one vote for each share held of record on the record date fixed for the determination of the shareholders entitled to vote at a meeting or, if no such date is fixed, the date determined in accordance with law. Upon the demand of any shareholder made at a meeting before the voting begins, the election of directors shall be by ballot. At every election of directs, shareholders may cumulate votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholders shares are normally entitled or distribute the shareholder's votes according to the same principle among as many candidates as desired; however, no shareholder shall be entitled to cumulate votes for any one or more candidates unless such candidate or candidates' names have been placed in nomination prior to the voting and at least one shareholder has given notice at the meeting prior to the voting of such shareholder's intention to cumulate votes. Upon written request of any shareholder made within 60 days of any meeting of shareholders, the corporation shall forthwith inform such shareholder of the result of any particular vote of shareholders taken at the meeting, including the number of shares voting for, the number of shares voting against, and the number of shares abstaining or withheld from voting. If the matter voted on was the election of directors, the corporation shall report to the shareholder the number of shares (or votes if noted cumulatively) cast for each nominee for director. If more than one class or series of shares vote, the report shall state the appropriate numbers by class or series of shares.  At least one-third of the issued and outstanding shares entitled to vote, represented in person or by proxy, shall constitute a quorum at the meeting of shareholders.

(vi)           Our board of directors is comprised of 13 members and our bylaws permit up to 15 directors.  Of these 13 directors, 5 of them are independent and these independent members of the board of directors comprise the nominating, compensation and audit committees.  Cumulative voting is permitted for the casting of votes for the election of directors.

(vii)           Neither our Articles of Incorporation nor our bylaws provide for preferences among our shareholders upon our liquidation.  We are a California Corporation and Section 2004 of the California Corporation Code provides, in part:

After determining that all the known debts and liabilities of a corporation in the process of winding up have been paid or adequately provided for, the board shall distribute all the remaining corporate assets among the shareholders according to their respective rights and preferences or, if there are no shareholders, to the persons entitled thereto.

(viii)           Neither our Articles of Incorporation nor our bylaws express permit redemption of our shares not do they express deny redemption of   our shares.  We are a California corporation and Section 509 of the California Corporation Code currently provides:

        (a) A corporation may redeem any or all shares which are redeemable at its option by (1) giving notice of redemption, and (2) payment or deposit of the redemption price of the shares as provided in its articles or deposit of the redemption price pursuant to subdivision (d).

         (b) Subject to any provisions in the articles with respect to the notice required for redemption of shares, the corporation may give notice of the redemption of any or all shares subject to redemption by causing a notice of redemption to be published in a newspaper of general circulation in the county in which the principal executive office of the corporation is located at least once a week for two successive weeks, in each instance on any day of the week, commencing not earlier than 60 nor later than 20 days before the date fixed for redemption. The notice of redemption shall set forth all of the following:

   (1) The class or series of shares or part of any class or series of shares to be redeemed.
   (2) The date fixed for redemption.
   (3) The redemption price.
   (4) If the shares are certificated securities, the place at which the shareholders may obtain payment of the redemption price upon surrender of their share certificates.

   (c) If the corporation gives notice of redemption pursuant to subdivision (b), it shall also mail a copy of the notice of redemption to each holder of record of shares to be redeemed as of the date of mailing or record date fixed in accordance with Section 701, addressed to the holder at the address of such holder appearing on the books of the corporation or given by the holder to the corporation for the purpose of notice, or if no such address appears or is given at the place where the principal executive office of the corporation is located, not earlier than 60 nor later than 20 days before the date fixed for redemption. Failure to comply with this subdivision does not invalidate the redemption of the shares.

    (d) If, on or prior to any date fixed for redemption of redeemable shares, the corporation deposits with any bank or trust company in this state as a trust fund, (1) a sum sufficient to redeem, on the date fixed for redemption thereof, the shares called for redemption, (2) in the case of the redemption of any uncertificated securities, an officer's certificate setting forth the holders thereof registered on the books of the corporation and the number of shares held by each, and (3) irrevocable instructions and authority to the bank or trust company to publish the notice of redemption thereof (or to complete publication if theretofore commenced) and to pay, on and after the date fixed for redemption or prior thereto, the redemption price of the shares to their respective holders upon the surrender of their share certificates, in the case of certificated securities, or the delivery of the officer's certificate in the case of uncertificated securities, then from and after the date of the deposit (although prior to the date fixed for redemption) the shares called shall be redeemed and the dividends on those shares shall cease to accrue after the date fixed for redemption.  The deposit shall constitute full payment of the shares to their holders and from and after the date of the deposit the shares shall no longer be outstanding and the holders thereof shall cease to be shareholders with respect to the shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the redemption price of the shares without interest, upon surrender of their certificates therefor, in the case of certificated securities, and any right to convert the shares which may exist and then continue for any period fixed by its terms.  In determining the holders of uncertificated securities, the bank or trust company shall be entitled to rely on any officer's certificate deposited with it in accordance with this subdivision.

(ix)           Our shareholders are not subject to any further calls or assessments and are fully paid.  Further, our financial resources make it improbable that any liability under state statutes, if any, would be imposed on our shareholders.

(x)           There is no restriction on alienability of the securities to be registered.

(xi)           It is possible that our majority shareholder may act in a manner to benefit itself and not our other minority shareholders.  As of December 31, 2010, approximately 78% of our shares of outstanding common stock were held by Gansu Yasheng.  We expect our principal shareholder to continue to use its interest in our common stock to direct our management, to significantly influence the election of our entire board of directors, to determine the method and timing of the payment of dividends also limited by debt covenants, to determine substantially all other matters requiring shareholder approval and to control us. The concentration of our beneficial ownership may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the common stock at a premium over their market price and may otherwise adversely affect the market price of our common stock.  In addition, Gansu Yasheng may effect certain corporate transactions such as a merger without seeking other shareholders approval.

(2)           The rights of the holders of our common stock may, pursuant to our bylaws, be modified by a vote of the majority of the shares present at a meeting in which there is a quorum, which is required to be at least shares present representing at least one-third of our issued and outstanding shares.  In practical effect, no action can be taken without the initiation or concurrence of our principal shareholder Gansu Yasheng.

(3)           We have no preferred stock provided for in our Articles of Incorporation.

(4)           We have only one class of shares, being a single class of common stock with a par value of $1.00 per share.

(5)           We have no provision in either our Articles of Incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to an extraordinary corporate transaction involving us (or any of our subsidiaries), such as a merger, reorganization, tender offer, sale or transfer of substantially all of our assets, or liquidation.

(b)           Debt securities.                                                                                     We have no debt securities.

(c)           Warrants and rights.                                                                           We have no outstanding warrants or other forms of rights to acquire our common shares.

(d)           Other securities.                                                                                   No securities other than our common stock are being registered.

(e)           Market information for securities other than common equity.     Not applicable since only common equity is being registered.

(f)           American Depositary Receipts.

Item 2.   Exhibits.

Listed below are all exhibits files as a part of this registration statement.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

YaSheng Group

April 21, 2011	By:	/s/ Changsheng Zhou
Name: Changsheng Zhou
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.                      Description

3.1                      Articles of Incorporation*
3.2                      Amended and Restated Bylaws**

*           Incorporated by reference to Form 8-K12g3 filed with the SEC on July 16, 2004
**           Incorporated by reference to Form 8-K filed with the SEC on October 18, 2010